August 19, 2005




VIA EDGAR & HAND DELIVERY
-------------------------

Abby Adams, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

                RE:  BEI Technologies, Inc.
                     Schedule TO filed August 3, 2005 by Schneider Electric SA and Beacon Purchaser Corporation Schedule TO, Amendment No. 1 filed August 12, 2005
                     --------------------------------------------------


Dear Ms. Adams:

                  On behalf of Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France ("Parent"), and Beacon Purchaser Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), we have electronically transmitted under separate cover Amendment No. 3 to the Tender Offer Statement on Schedule TO-T (File No. 005-52411), filed with the Securities and Exchange Commission (the "Commission") on August 3, 2005 (the "Schedule TO"). The changes reflected in Amendment No. 3 to the Schedule TO include those made in response to the comments of the Staff of the Commission (the "Staff") set forth in the Staff's comment letter, dated August 15, 2005.

                  Set forth below are Parent and Purchaser's responses to the comments raised in your letter. To facilitate the Staff's review, we have provided Parent's and Purchaser's responses in ordinary type beneath the corresponding Staff comment, which appears in bold type.

Withdrawal Rights, page 15
--------------------------

1. Revise this section to clarify that security holders have the withdrawal rights afforded to them by Exchange Act Section 14(d)(5). Please identify the date this withdrawal right is available.

         Response:
         ---------

         Purchaser has revised the disclosure in the section entitled "Withdrawal Rights" in response to the Staff's comment. The applicable date is October 1, 2005.

Certain Federal Income Tax Consequences, page 16
------------------------------------------------

2. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate the statement that the discussion relates to "certain" tax consequences and that the summary is for "general information only." Also revise the summary term sheet accordingly.

         Response:
         ---------

         Purchaser has revised the name of and the disclosures in the Section previously entitled "Certain Federal Income Tax Consequences" in response to the Staff's comment. Purchaser has made corresponding revisions to all cross references to this Section.

3. In this section, you "urge" stockholders to consult their own tax advisors. Because stockholders may rely on the disclosure that appears in your filing, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. If you wish to alert security holders that their tax consequences may differ based on their particular situation, then please revise the disclosure to clarify this fact.

         Response:
         ---------

         Purchaser has deleted the paragraph that includes the word "urge" in response to the Staff's comment.

Certain Projected Financial Data of the Company, page 18
--------------------------------------------------------

4. Revise to disclose all assumptions underlying the projections provided to the bidders by BEI.

         Response:
         ---------

         Purchaser has revised the disclosure in the section entitled "Certain Information Concerning the Company--Certain Projected Financial Data of the Company" in response to the Staff's comment. Purchaser has included what we understand to be the material assumptions underlying the projections provided. Parent and Purchaser recognize and note that there are also other, less important assumptions but do not believe that these are being requested since they would not, in the view of Parent and Purchaser, be material to stockholders.

5. We note the disclaimers on page 19 regarding the projections. If the projections are no longer valid and should not be relied upon, please revise the document to clarify this fact. Also revise this page to clarify your duty to revise the document if a material change occurs in the information previously disseminated.

         Response:
         ---------

         Parent and Purchaser note that the projections included in the Offer to Purchase were prepared by the Company, were not prepared with a view to public disclosure and are included in the Offer to Purchase only because such information was provided to Parent in connection with its evaluation of a business combination transaction with the Company and its determination to proceed with a transaction at the Offer Price. Parent and Purchaser also note that the projections were prepared to reflect the Company's performance on a standalone basis and that, in light of the transaction (including costs incurred in connection therewith), such projections may not reflect the performance of the Company on a standalone basis if the transaction is not ultimately completed. Parent and Purchaser acknowledge that if they become aware that the projections, or the material assumptions underlying them, are no longer valid, Purchaser and Parent may be required under federal securities laws to revise the Offer to Purchase to inform stockholders of such change. Parent and Purchaser note, however, that such a determination to revise or update the Offer to Purchase will necessarily be based on whether they become aware of relevant developments, as well as on a number of other factors, including the long term nature and inherent subjectivity of the projections.

Financial Information, page 19
------------------------------

6. Please revise to clarify which of BEI's financial information you incorporate by reference. All information incorporated by reference into this document must be included as an exhibit to the Schedule TO. Furthermore, information may be incorporated only to the extent permitted by the Schedule. See General Instruction F of Schedule TO. Please revise the Schedule and the disclosure document accordingly.

         Response:
         ---------

         Purchaser has revised the disclosure in the section entitled "Certain Information Concerning the Company--Available Information" in response to the Staff's comment and included the referenced documents as exhibits to the Schedule. Parent and Purchaser believe that incorporation by reference of the applicable information is permitted by the Schedule. Instruction F states that information contained in exhibits to the statement may be incorporated by reference unless it would render the answer misleading, incomplete, unclear or confusing. In the revised disclosure, Purchaser has specifically enumerated the financial information to be incorporated and has included the relevant documents as exhibits. We note that we previously made clear in the Offer to Purchase under the section entitled "Certain Information Concerning the Company--Available Information" where the relevant documents are made available to stockholders. Parent and Purchaser believe the disclosure, as it pertains specifically to the referenced financial information, is now clear and complete.

Available Information, page 19
------------------------------

7. Please note that the SEC maintains public reference facilities in Washington, DC only.

         Response:
         ---------

         Purchaser has revised the disclosure in the section entitled "Certain Information Concerning the Company--Available Information" in response to the Staff's comment.

Conditions to the Offer, page 50

8. We note that the bidders may waive certain conditions to the offer. It appears that several of these conditions are material to the offer. Please note that if you waive a material condition, there must be five business days remaining in the offer from the time you disseminate notice of the material change. Please confirm your understanding.

         Response:
         ---------

         Parent and Purchaser understand and acknowledge that if a material condition is waived, there must be five business days remaining in the Offer from the time they disseminate notice of the material change. The fourth paragraph on page 10 of the Offer to Purchase under the section entitled "Terms of the Offer" sets forth this requirement.

9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We are unable to locate disclosure regarding the covenants referenced in the conditions section. Please revise the document to clarify this condition to the offer.

         Response:
         ---------

         Purchaser has revised the disclosure in the section entitled "Certain Conditions to the Offer" in response to the Staff's comment. Under the Merger Agreement, Parent, Purchaser and the Company have agreed that certain obligations and limitations will apply in connection with the satisfaction of particular conditions. The disclosure in the sections entitled "--Certain Regulatory Obligations" and "--CT Contracts," in conjunction with that in Section 10 of the Offer to Purchase, is intended to provide additional background and more fully explain the obligations of the parties in connection with the applicable conditions. The disclosure under "--Certain Regulatory Obligations" addresses the obligations of Parent and Purchaser with respect to the satisfaction of conditions relating to governmental consents and approvals, including conditions (2), (3), (4), (5) and
         (6), specified on page 50 of the Offer to Purchase. These covenants are also described under "--Filings; Regulatory Approvals and Arrangements" on page 33 of the Offer to Purchase. The disclosure under "--CT Contracts" addresses an agreement of the parties with respect to the operation of the condition set forth in clause (d) on page 51 of the Offer to Purchase. This agreement is also described on page 40 of the Offer to Purchase.

10. We note that you have reserved the right to waive conditions to the offer "at any time and from time to time." Defining the conditions as a continuing right that may be waived at any time suggests that conditions to the offer may be waived after expiration of the offer. Please be advised that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Please revise the disclosure accordingly.

         Response:
         ---------

         Purchaser has revised the disclosure in the section entitled "Conditions to the Offer--General" in response to the Staff's comment.

Pending Litigation, page 56
---------------------------

11. Please provide us supplemental copies of the complaint, answer, and any material filings in the litigation discussed here. See the Instruction to Item 1011(a)(5) of Regulation M-A.

         Response:
         ---------

         Parent and Purchaser understand from the Company that, since the Schedule TO was filed on August 3, 2005 (which included the complaint in the discussed litigation), there are no such additional documents, or any other documents relating to a "major development," or that would otherwise be required to be filed under the Instruction to Item 1011(a)(5) of Regulation M-A, in connection with the litigation discussed in the section entitled "Certain Legal Matters; Regulatory Approval--Pending Litigation." Parent and Purchaser note that an update pertaining to the referenced litigation matter has been provided in Schedule TO, Amendment No. 2, filed August 17, 2005.

Exhibits
--------

12. We note the pricing supplements filed with the first amended Schedule TO; however, it does not appear that the bidders have provided all loan documents required to be filed by Item 1016 of Regulation M-A. Please revise or advise.

         Response:
         ---------

         Parent and Purchaser advise that they have filed, as part of the Schedule TO filed on August 3, 2005 and the first amended Schedule TO, what they believe to be all loan agreements referred to in response to Item 1007(d) of Regulation M-A. As indicated on page 21 of the Offer to Purchase, the filed pricing supplements contain the terms of the tranches issued pursuant to the Programme, while the Agency Agreement and the Deed of Covenant, as previously filed, are the material agreements covering the Programme. Form documentation with respect to the notes issued pursuant to each tranche, including temporary and permanent global notes and/or notes issued in exchange for interests in a global note, are included as schedules to the Agency Agreement, as previously filed. As indicated on such schedules, the terms and form of issued notes are supplemented or varied in accordance with the provisions of the relevant pricing supplement for the applicable tranche. Parent and Purchaser do not believe that the general Programme offering circular is a "loan agreement" for the purposes of the Item 1016 requirement.

Exhibit (a)(1)(B) - Letter of Transmittal
-----------------------------------------

13. Please refer to page 11. Because Schedule TO requires you to describe the federal tax consequences of the transaction, it is unclear why you have provided the disclaimer related to Circular 230. Please eliminate this disclaimer or advise.

         Response:
         ---------

         Purchaser has deleted the reference to Treasury Department Circular 230 in response to the Staff's comment.

Closing Comments

     In response to the Staff's request, Parent and Purchaser acknowledge that:

         o Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

         o Parent and Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To discuss this letter, or if you have any questions or require any further information with respect to Amendment No. 3 to the Schedule TO or any other matters relating to this filing, please call the undersigned at (212) 735-2524.


                                                     Very truly yours,

                                                     /s/ Randall H. Doud

                                                     Randall H. Doud

cc:      Pedro Salazar, Esq. (Schneider Electric SA)
         Howie Japlon, Esq. (Beacon Purchaser Corporation)